UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

REALSOURCE RESIDENTIAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

91678P 20 3

(CUSIP Number)

December 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: RealSource Acquisitions Group, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) -0-
14.	Type of Reporting Person (See Instructions) CO

(1)	Effective December 30, 2013, RealSource Acquisitions Group, LLC (“RSAG”) filed for voluntary dissolution and made a pro rata liquidating distribution to its members of 9,161,369 shares of common stock, par value $0.001 per share (“Common Stock”) of RealSource Residential, Inc. (the “Company”) consisting all of the shares of Common Stock held by RSAG.

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: Michael S. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,721,464 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,721,464 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,721,464 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.72% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Reporting Person received 2,721,464 shares of Common Stock of the Company from RSAG in a pro rata liquidating distribution by RSAG to its members. In prior reports, Reporting Person disclaimed beneficial ownership of 9,161,369 shares consisting all of the shares of Common Stock held by RSAG except to the extent of his pecuniary interest therein.

(2)	Based on 11,975,645 shares of Common Stock issued and outstanding as of December 30, 2013 (as provided by the Company).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: Nathan W. Hanks
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,797,714 (1)(2)(3)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,797,714 (1)(2)(3)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,797,714 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.71% (1)(2)(3)(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Reporting Person received 2,721,464 shares of Common Stock of the Company held by RSAG in a pro rata liquidating distribution by RSAG to its members. In prior reports, Reporting Person disclaimed beneficial ownership of 9,161,369 shares consisting all of the shares of Common Stock held by RSAG except to the extent of his pecuniary interest therein.

(2)	Reporting Person is the direct owner of Common Stock Purchase Warrants exercisable to purchase 200,000 shares of Common Stock of the Company and Convertible Promissory Notes convertible into 400,000 shares of Common Stock of the Company.

(3)	Reporting Person indirectly owns and has dispositive control over the shares of common stock underlying 125,000 Warrants and 250,000 Promissory Notes held by RealSource Property Consulting LLC. Reporting Person disclaims beneficial ownership of the reported securities owned by RealSource Property Consulting LLC except to the extent of his pecuniary interest therein.

(4)	Based on 11,975,645 shares of Common Stock issued and outstanding as of December 30, 2013 (as provided by the Company).

CUSIP No. 91678P 20 3

1.	Name of Reporting Person: V. Kelly Randall
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,191,726 (1)(2)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,191,726 (1)(2)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,191,726 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.30% (1)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Reporting Person received 2,101,726 shares of Common Stock of the Company from RSAG in a pro rata liquidating distribution by RSAG to its members. In prior reports, Reporting Person disclaimed beneficial ownership of 9,161,369 shares consisting all of the shares of Common Stock held by RSAG except to the extent of his pecuniary interest therein.

(2)	Reporting Person owns Common Stock Purchase Warrants exercisable to purchase 30,000 shares of Common Stock of the Company and Convertible Promissory Notes convertible into 60,000 shares of Common Stock of the Company.

(3)	Based on 11,975,645 shares of Common Stock issued and outstanding as of December 30, 2013 (as provided by the Company).

Item 1.       Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2013 (as amended, this “Schedule 13D”) relating to the common stock, par value $0.001 per share (“Common Stock”), RealSource Residential, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 2089 Fort Union Blvd., Salt Lake City, Utah, 84121.  The class of equity securities to which this Schedule 13D relates is the Common Stock of the Company. The percentage of beneficial ownership reflected in this Schedule 13D is based upon 11,975,645 Common Stock issued and outstanding as of December 30, 2013 (as provided by the Company).

On December 30, 2013, RealSource Acquisitions Group, LLC (“RSAG”) filed for voluntary dissolution and commenced a pro rata liquidating distribution of the Common Stock of the Company it held to its members. No consideration (other than the liquidated membership interests) was exchanged in the liquidating distribution by RSAG. Reporting Persons (as defined below) no longer share amongst themselves voting and/or dispositive power with respect to the shares transferred as a result of the liquidating distributions.

Item 2.        Identity and Background.

The names of the persons filing this statement (the “Reporting Persons”) are (i) RealSource Acquisition Group LLC, a Utah limited liability corporation, (ii) Michael S. Anderson, (iii) Nathan W. Hanks, and (iv) V. Kelly Randall. Each of Messrs. Anderson, Hanks and Randall are officers and directors of the Company and each served as co-managing members of RSAG.

The address and principal office of RSAG is 2089 East Fort Union Blvd., Salt Lake City, Utah, 84121.

The address and principal office of each Messrs. Anderson, Hanks and Randall is 2089 East Fort Union Blvd., Salt Lake City, Utah, 84121.

Each Messrs. Anderson, Hanks and Randall are United States citizens.

During the last five years, none of the Reporting Persons mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

Messrs. Anderson, Hanks and Randall received their respective shares of Common Stock in a pro rata liquidating distribution by RSAG. No consideration (other than the liquidated membership interests) was exchanged in this liquidating distribution.

On December 9, 2013, Kelly Randall used personal funds in the amount of $30,000 to purchase 12% Series A Senior Unsecured Convertible Promissory Note ("Notes") convertible into 60,000 shares of common stock, and Common Stock Purchase Warrant (the "Warrants") exercisable to purchase 30,000 shares of common stock.

RealSource Property Consulting LLC used working capital in the amount of $250,000 to purchase Notes convertible into 250,000 shares of common stock and Warrants exercisable to purchase 125,000 shares of common stock.

On December 9, 2013, Nathan Hanks used personal funds in the amount of $200,000 to purchase Notes convertible into 200,000 shares of common stock and Warrants exercisable to purchase 100,000.

Item 4.        Purpose of Transaction.

As of the date of this Schedule 13D, neither of the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer’s business or corporate structure;

(g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any similar action to those enumerated above.

Item 5.        Interest in Securities of the Company.

(a)-(b)    The responses of each Reporting Person to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

  (c)      Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)      Except as described in Item 3 and 4 of this Statement, the Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 3 is incorporated by reference in this Item 6 as if fully set forth herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.        Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement (1)

(1) Previously filed as Exhibit I to the Schedule 13D filed with the Commission on June 11, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	January 9, 2014

REALSOURCE ACQUISITIONS GROUP LLC

By: /s/ V. Kelly Randall
Name: V. Kelly Randall
Title: Co-Managing Member

/s/ V. Kelly Randall
Name: V. Kelly Randall, individually

/s/ Nathan W. Hanks
Name: Nathan W. Hanks, individually

/s/ Michael Anderson
Name: Michael Anderson, individually

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)